UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-34152

Westport Fuel Systems Inc.
(Translation of registrant's name into English)

1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada, V6P 6G2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 to this Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statement on Form F-10 (File No. 333-253892).

Exhibit Index

Exhibit Number	Description

99.1	Underwriting Agreement

99.2	Consent of Bennett Jones

99.3	Consent of Blakes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Fuel Systems Inc.
(Registrant)

Date: June 3, 2021	/s/ Richard Orazietti
Richard Orazietti
Chief Financial Officer